Exhibit 12

Computation of Ratios of Earnings to Fixed Charges

($ in millions except ratio data)

	Nine Months Ended September 30,	Years Ended December 31,
	2009	2008	2007	2006	2005	2004

Income Before Taxes	$8,827.1	$9,931.7	$3,492.1	$6,341.9	$7,485.7	$8,157.0

Add (Subtract):
One-third of rents	48.1	74.8	66.4	67.8	68.2	71.9
Interest expense, gross	290.9	251.3	384.3	375.1	385.5	293.7
Interest capitalized, net of amortization	24.9	40.9	31.8	29.4	(1.0)	(21.3)
Equity (income) loss from affiliates, net of distributions	(382.8)	(493.7)	(454.3)	(362.5)	(615.9)	(421.2)

Earnings as defined	$8,808.2	$9,805.0	$3,520.3	$6,451.7	$7,322.5	$8,080.1

One-third of rents	$48.1	$74.8	$66.4	$67.8	$68.2	$71.9
Interest expense, gross	290.9	251.3	384.3	375.1	385.5	293.7
Preferred stock dividends	122.0	145.0	158.1	166.0	166.7	207.1

Fixed Charges	$461.0	$471.1	$608.8	$608.9	$620.4	$572.7

Ratio of Earnings to Fixed Charges	19	21	6	11	12	14

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized and equity (income) loss from affiliates, net of distributions. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies. Interest expense does not include interest related to uncertain tax positions.